EXHIBIT 99.1

Galapagos’ shareholders adopt all resolutions proposed by the Board of Directors at the Annual and Extraordinary Shareholders Meetings 2024

Mechelen, Belgium; 30 April 2024, 22:01 CET; Galapagos NV (Euronext & NASDAQ: GLPG) today announces that all resolutions proposed at the company’s Annual and Extraordinary Shareholders’ Meetings (AGM and EGM) held on 30 April 2024 were approved.

The AGM approved, amongst other items:

  The Remuneration Report and revised Remuneration Policy
  The remuneration of the members of the Board of Directors
  The reappointment of Dr. Elisabeth Svanberg as Independent Non-Executive Director
  The appointments of Dr. Susanne Schaffert and Mr. Simon Sturge as Independent Non-Executive Directors and Mr. Andrew Dickinson as Non-Executive Director
  The charging of the statutory auditor with respect to the “assurance” of the CSRD sustainability reporting

The EGM approved, amongst other items:

  The issuance of the Subsequent Gilead Warrant B
  The renewal of the company’s authorized capital by up to 20% of the share capital

All documents related to the AGM and EGM can be consulted on our website. The minutes of the meetings will be made available in due course.

About Galapagos
We are a biotechnology company with operations in Europe and the US dedicated to developing transformational medicines for more years of life and quality of life. Focusing on high unmet medical needs, we synergize compelling science, technology, and collaborative approaches to create a deep pipeline of best-in-class small molecules, CAR-T therapies, and biologics in oncology and immunology. With capabilities from lab to patient, including a decentralized CAR-T manufacturing network, we are committed to challenging the status quo and delivering results for our patients, employees and shareholders. For additional information, please visit www.glpg.com or follow us on LinkedIn or X (formerly Twitter).

For further information, please contact:

Media inquiries: Marieke Vermeersch +32 479 490 603 media@glpg.com Jennifer Wilson + 44 7539 359 676 media@glpg.com	Investor inquiries: Sofie Van Gijsel +1 781 296 1143 ir@glpg.com Sandra Cauwenberghs +32 495 58 46 63 ir@glpg.com

Forward-looking statements
This release may contain forward-looking statements. Such forward-looking statements are not guarantees of future results. These statements speak only as of the date of publication of this release. We expressly disclaim any obligation to update any forward-looking statements in this release, unless specifically required by law or regulation.

Disclaimer
The contents of our website, including the annual report for the financial year 2023 and the reports prepared by the Board of Directors and the statutory auditor at the occasion of the extraordinary shareholders’ meeting, and any other website that may be accessed from our website, shall not be deemed incorporated by reference in any filing under the Securities Act of 1933.